FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of October 1, 2008 to October 31, 2008

CITYVIEW CORPORATION LIMITED
SEC File No. 00028794

Level 9, 28 The Esplanade, Perth Western Australia 6000

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F).

Form 20-F…….√…Form 40-F…………

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes…………………..No………………..

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-…………………..

Level 9, 28 The Esplanade, Perth, Western Australia, 6000
PO Box 5643 St George’s Terrace, Perth, Western Australia, 6831
Telephone: (61-8) 9226 4788 Facsimile: (61-8) 9226 4799
Email: info@cityviewcorp.com Web: www.cityviewcorp.com
ABN: 59 009 235 634 ACN: 009 235 634

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITYVIEW CORPORATION LIMITED
(Registrant)

Dated: May 5, 2009

………………………………….
(Signed by)
P M SMYTH
Chief Executive

Level 9, 28 The Esplanade, Perth, Western Australia, 6000
PO Box 5643 St George’s Terrace, Perth, Western Australia, 6831
Telephone: (61-8) 9226 4788 Facsimile: (61-8) 9226 4799
Email: info@cityviewcorp.com Web: www.cityviewcorp.com
ABN: 59 009 235 634 ACN: 009 235 634

LIST OF AUSTRALIAN STOCK EXCHANGE (“ASX”) DOCUMENTS

For the month of October 1, 2008 to October 31, 2008

741                 Revision of Strategy in Current Market Conditions
742                 Update to Shareholders October 2008
743                 Appointment of Oil Industry Expert
744                 CityView Board Changes
745                 Quarterly Report September 30 2008

Level 9, 28 The Esplanade, Perth, Western Australia, 6000
PO Box 5643 St George’s Terrace, Perth, Western Australia, 6831
Telephone: (61-8) 9226 4788 Facsimile: (61-8) 9226 4799
Email: info@cityviewcorp.com Web: www.cityviewcorp.com
ABN: 59 009 235 634 ACN: 009 235 634

ASX:	CVI
NASD OTCBB:	CTVWF
FSE:	C4Z

ASX / MEDIA RELEASE	3 October, 2008

CITYVIEW REVISING STRATEGY IN CURRENT MARKET CONDITIONS

CityView Corporation Limited (“CityView”) advises that following the recent turmoil in international financial markets, it has reviewed its strategy in Africa.

It had been the intention that Pensador Resources Inc. (“Pensador”) would fund the very large financing obligations required for the development of the offshore oil permits, together with the lesser financing requirements for the minerals and diamond interests in Angola.

CityView has now been advised that in these extreme world financial conditions, Pensador is unable to complete this financing in the necessary time frames and it is unlikely that it would be able to do so until financial markets recover.

Accordingly CityView cannot proceed with the Angolan offshore oil opportunities within an acceptable time scale.  Instead it will concentrate on its mineral and diamond interests, as these offer the opportunity to establish revenue producing operations within a reasonable period.

CityView has approached Pensador with a view to acquiring a direct interest in Pensador’s subsidiary Canzar Resources Limited (“Canzar”), which is the beneficial owner of 41% of the Luachisse Diamond Concession and 42% of the Nhefo Diamond Concession.  The balance of these concessions is held by Endiama, the Angola Government diamond authority.

Level 9, 28 The Esplanade, Perth, Western Australia, 6000
PO Box 5643 St George’s Terrace, Perth, Western Australia, 6831
Telephone: (61-8) 9226 4788 Facsimile: (61-8) 9226 4799
Email: info@cityviewcorp.com Web: www.cityviewcorp.com
ABN: 59 009 235 634 ACN: 009 235 634

CityView is seeking to achieve the following arrangements in consideration of its investment in Pensador:

•
Acquire the equity interest in Canzar, as detailed below, to give it an equity and cash flow interest in the Nhefo and Luachisse alluvial diamond licences.  These alluvial diamond areas will be brought into production as soon as possible to generate ongoing revenue for CityView;

•
To acquire this equity stake in Canzar, CityView would receive a credit for the AU$14 million that it paid for its Pensador shares.  CityView would return its Pensador shares and in consideration would receive a percentage of the capital of Canzar as determined by an independent valuation of Canzar’s assets.

The 10% net profit interest in Canzar’s alluvial diamond operations that CityView already holds would not be affected by this transaction.

It is proposed that CityView will make a share offer to acquire Fortitude Minerals Limited (“Fortitude”) on the basis of an independent valuation of Fortitude’s assets and the average CityView share price at the time.  This offer will be subject to the approval by the CityView shareholders in a General Meeting with the aim of making Fortitude a 100% owned subsidiary of CityView.

In order to meet the immediate funding requirements for the continued development of operations in Angola, CityView has been offered an underwriting facility in relation to a rights issue to be offered to all shareholders.  Further details regarding this will be announced shortly.

The priorities for such funds will be:

•
To carry out JORC drilling on the known mineralisation of Fortitude’s Cachoeiras copper project to confirm the mineralisation (and to seek to extend it) to advance the project towards production; to continue the drilling and exploration programme at Longonjo; to undertake exploration of the Chipindo gold project and to undertake exploration on the other areas held by Fortitude viz. Zenza, Benguela, Benguela South West, Bentiabe and Ucua.

•
To establish an alluvial diamond plant at the Nhefo project.  This is the most advanced of Canzar’s diamond projects. It is envisaged that this funding will be in exchange for 100% of the Nhefo operation’s free cash flow up to the time that the full funding is recovered (after taking into account CityView’s existing ownership of a part of this cash flow through its Canzar equity ownership and its existing 10% net profit interest) after which CityView’s net profit interest in Nhefo will increase to a 20% interest.

Level 9, 28 The Esplanade, Perth, Western Australia, 6000
PO Box 5643 St George’s Terrace, Perth, Western Australia, 6831
Telephone: (61-8) 9226 4788 Facsimile: (61-8) 9226 4799
Email: info@cityviewcorp.com Web: www.cityviewcorp.com
ABN: 59 009 235 634 ACN: 009 235 634

In regard to the oil refinery project, meetings are being held over the next fortnight in relation to the possible operational arrangements of the refinery.   An update on this project will be given in a separate announcement.

________________________
Mark Smyth
Chief Executive Officer.

Level 9, 28 The Esplanade, Perth, Western Australia, 6000
PO Box 5643 St George’s Terrace, Perth, Western Australia, 6831
Telephone: (61-8) 9226 4788 Facsimile: (61-8) 9226 4799
Email: info@cityviewcorp.com Web: www.cityviewcorp.com
ABN: 59 009 235 634 ACN: 009 235 634

ASX:	CVI
NASD OTCBB:	CTVWF
FSE:	C4Z

ASX / MEDIA RELEASE	23 October, 2008

CITYVIEW APPOINTS OIL INDUSTRY EXPERT

CityView Corporation Limited (“CityView”) is pleased to announce that Mr Philip Rand has agreed to act as a non-executive director of the Company.

Mr Rand has more than thirty years experience in the upstream energy sector.  He is currently chief executive and chief financial officer of Equator Exploration Limited with operations in West Africa, and is a non-executive director of Victoria Oil & Gas Plc and also the Cyprus based Falcon group which has connections with the Abu Dhabi National Oil Co.

With the appointment of Mr Rand, Mr Nik Hoexter is leaving the CityView Board to join the Advisory Board.  The expertise of Mr Hoexter will therefore continue to be available to the Company.

CityView’s CEO Mr Mark Smyth said:  “The combination of Mr Rand’s expertise with CityView’s Advisory Board will create excellent synergy”.

_______________________
Mark Smyth
Chief Executive Officer.

Level 9, 28 The Esplanade, Perth, Western Australia, 6000
PO Box 5643 St George’s Terrace, Perth, Western Australia, 6831
Telephone: (61-8) 9226 4788 Facsimile: (61-8) 9226 4799
Email: info@cityviewcorp.com Web: www.cityviewcorp.com
ABN: 59 009 235 634 ACN: 009 235 634

ASX:	CVI
NASD OTCBB:	CTVWF
FSE:	C4Z

ASX / MEDIA RELEASE	October 27, 2008

CityView Board Changes

CityView Corporation Limited (“CityView”) is pleased to announce that Mr Wayne Reid has agreed to act as a non-executive director of the Company and as Chairman of the Audit Committee.

Mr Reid is based in Melbourne and is an experienced public company director, with a lifetime contribution for honorary services to the community and sport for which he has been honoured.

With the appointment of Mr Reid, Mr Paul de Chazal will leave the CityView Board to join the Advisory Board.  The expertise of Mr de Chazal will therefore continue to be available to the Company.

Mr Ian Egan will also leave the CityView Board and will continue as the Chairman of Fortitude Minerals Limited, in which CityView holds a 46% equity interest.

Mark Smyth
Chief Executive Officer.

Level 9, 28 The Esplanade, Perth, Western Australia, 6000
PO Box 5643 St George’s Terrace, Perth, Western Australia, 6831
Telephone: (61-8) 9226 4788 Facsimile: (61-8) 9226 4799
Email: info@cityviewcorp.com Web: www.cityviewcorp.com
ABN: 59 009 235 634 ACN: 009 235 634

REPORT FOR THE QUARTER ENDED
30 September 2008

SUMMARY FACT SHEET
Company Details

Principal Place of Business and Registered Office:	Level 9, 28 The Esplanade Perth Western Australia 6000 Australia
Telephone:	(618) 9226 4788
Fax:	(618) 9226 4799
E-Mail:	info@cityviewcorp.com
Internet:	www.cityviewcorp.com
Chairman CEO Directors: Company Secretary Advisory Board	M. Africano M. Smyth R.J.F. Brothers P. Rand W. Reid P. Williams C.Maher B. de Boer D. Boote P. de Chazal N. Noexter K. Sylvester L.Wale

Auditor:	Somes & Cooke
ASX Symbol:	CVI
NASD Symbol: FSE Symbol:	CTVWF C4Z
Australian Share Registry:	Computershare Investor Services Pty. Ltd.
US Share Registry:	Computershare Trust Company Inc
Market Capitalisation at 30 September 2008
Shares on Issue	494,053,228
Options on issue	96,531,070
Fully Diluted Capital	590,584,298

Trading Volume
MONTH	AUS. VOLUME	NASD/FSE VOLUME	TOTAL VOLUME
July 2008 August 2008 September 2008 TOTAL	114,172,419 87,361,459 183,216,356 384,750,234	565,728 948,358 1,696,126 3,210,212	114,738,147 88,309,817 184,912,482 387,960,448

Level 9, 28 The Esplanade, Perth, Western Australia, 6000
PO Box 5643 St George’s Terrace, Perth, Western Australia, 6831
Telephone: (61-8) 9226 4788 Facsimile: (61-8) 9226 4799
Email: info@cityviewcorp.com Web: www.cityviewcorp.com
ABN: 59 009 235 634 ACN: 009 235 634

Angola Energy

During the Quarter CityView signed a conditional contract for the acquisition of a 50,000 barrels per stream day refinery. Technical due diligence is currently in progress with regard to the proposed acquisition.

Metals

CityView has increased its holding in Fortitude Minerals Limited (“Fortitude”) to 24,581,655 shares out of a total of 53,271,655 shares, representing a 46.1% interest in Fortitude.

Diamonds

CityView has converted its right to acquire 100% of Canzar Resources Limited (“Canzar”) into a 10% net profits interest of Canzar’s percentage share of the Luachisse and Nhefo alluvial diamond concessions.  Details of Canzar’s percentage share are as follows:-

	Canzar’s percentage	Area
Luachisse	41%	2700 km²
Nhefo	42%	3280 km²

CityView has also entered into a joint venture with Enditrade for the development of transportation and supply logistic services for the mining industry.  Enditrade is a logistics company wholly owned by Endiama, the Angolan Government department responsible for the development of the diamond industry.

Corporate

During the Quarter CityView terminated its arrangements with Pensador Resources Inc. (“Pensador”) to finance the projects in which CityView holds interests or is currently evaluating, as Pensador was unable to complete the financing within the necessary time frames.  Arrangements are in progress to convert CityView’s holding in Pensador into shares in Canzar, as determined by an independent valuation of Canzar’s assets.

Finance

Underwriting Facility for onshore Kwanza Basin permits	US$100,000,000.00
Cash at Bank	Aus$362,047.00
Outstanding debtors	Aus$1,032,755.00
Expenditure for the Quarter	Aus$3,001,000.00

P M Smyth- Chief Executive Officer
29  October , 2008

Level 9, 28 The Esplanade, Perth, Western Australia, 6000
PO Box 5643 St George’s Terrace, Perth, Western Australia, 6831
Telephone: (61-8) 9226 4788 Facsimile: (61-8) 9226 4799
Email: info@cityviewcorp.com Web: www.cityviewcorp.com
ABN: 59 009 235 634 ACN: 009 235 634

INFORMATION SUPPLIED TO AUSTRALIAN SECURITIES INVESTMENT COMMISSION (“ASIC”)

For the month of October 1, 2008 to October 31, 2008

PROVIDED TO THE SECURITIES AND EXCHANGE COMMISSION

Level 9, 28 The Esplanade, Perth, Western Australia, 6000
PO Box 5643 St George’s Terrace, Perth, Western Australia, 6831
Telephone: (61-8) 9226 4788 Facsimile: (61-8) 9226 4799
Email: info@cityviewcorp.com Web: www.cityviewcorp.com
ABN: 59 009 235 634 ACN: 009 235 634